THE ROUSE COMPANY
                       10275 LITTLE PATUXENT PARKWAY
                       COLUMBIA, MARYLAND 21044-3456


                             November 10, 1998


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20459

            RE:   The Rouse Company
                  Post-Effective Amendment No. 1 to
                  Registration Statement on Form S-3
                  (File No. 333-51555)

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), The Rouse Company, a Maryland corporation (the "Company"), is hereby requesting withdrawal of Post-Effective Amendment No. 1 ("Post-Effective Amendment No. 1") to its Registration Statement on Form S-3 (File No. 333-51555) (the "Registration Statement"). Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on October 30, 1998. The Company is requesting withdrawal of Post-Effective Amendment No. 1 on the advice of Paula Dubberly, Assistant Director, Division of Corporation Finance. In lieu of Post-Effective Amendment No. 1, the Company will file a new registration statement on Form S-3 that will carry forward securities registered under the Registration Statement and use a combined prospectus pursuant to Rule 429 under the Securities Act. The Company understands that the withdrawal of Post-Effective Amendment No. 1 will not impact the Registration Statement, which will remain in full force and effect. The Registration Statement was declared effective on May 13, 1998.



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          Kindly direct any questions you may have with respect to the enclosed filing to the undersigned at (410) 992-6418 or Lily Chang of Fried, Frank, Harris, Shriver & Jacobson at (212) 859-8627.

                                          Sincerely,

                                          /s/David R. Schwiesow

                                          David R. Schwiesow
                                          Vice President and
                                          Associate General Counsel

CC:   Paula Dubberly, Esq.
      Assistant Director
      Division of Corporation Finance
      Securities and Exchange Commission

      Lily Chang, Esq.
      Fried, Frank, Harris, Shriver & Jacobson